Mail Stop 4561

June 28, 2007

VIA U.S. MAIL AND FAX (505) 989-8156

Mr. Garrett Thornburg
Chief Executive Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

> **Re:** **Thornburg Mortgage, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-11914**

Dear Mr. Thornburg:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 1. Organization and Significant Accounting Policies, page F-9

Credit risk and allowance for loan losses, Page F-12

1. Please provide us with a detailed analysis supporting your allowance for loan loses at December 31, 2006. Your response should include, but not be limited to, a discussion of the following:

- The table on page F-19 indicates that at December 31, 2005, your allowance for loan losses on ARM loans was approximately 95% of the balance of ARM loans 60 days or more delinquent, while at December 31, 2006 your allowance was only approximately 67% of the balance of ARM loans 60 days or more delinquent. Please explain the reason for this decline, and specifically address any unreserved amounts for loans that are in bankruptcy and foreclosure.
- On page 31 you indicate that 54 underlying loans in your Purchased Securitized Loans were 60 days or more delinquent and had an aggregate balance of $53.2 million, yet it appears you have not recorded any allowance for losses related to these loans. Please tell us why you believe no additional allowance is necessary at December 31, 2006.

Critical Accounting Policies and Estimates, page 27

2. For your mortgage investments for which there is not a ready market please provide us with the significant assumptions used to estimate their fair value. Also, tell us the amount of investments that are estimated using models.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief